October 29, 2012

John Ganley

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust, Files Nos.: 333-181176; 811-22696

Dear Mr. Ganley:

On behalf of Compass EMP Funds Trust (the "Registrant") we hereby submit, via electronic filing, Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement.  On May 4, 2012 the Registrant, on behalf of the 17 separate series (each a "Fund", collectively, the "Funds") of the Registrant, filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On June 7, 2012, the SEC staff provided written comments to the Registration Statement.  On September 5, 2012 the Registrant filed Pre-Effective Amendment No. 1 to provide edits in response to those written comments.  On September 20, 2012 the Registrant filed Pre-Effective Amendment No. 2 to provide edits in response to subsequent oral comments from the SEC staff.  Subsequently, you provided additional comments through telephonic communication during September and October.  All changes related to the Registrant’s responses to your comments, refining edits and supplemental information are marked.  The Registrant will request acceleration of the effective date of this amendment to the Registrant's Registration Statement by separate letter.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Best regards,

/s/ Thompson Hine LLP

Thompson Hine LLP